UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

SENTISEARCH, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

817305 10 5
(CUSIP Number)

Robert J. Mittman, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
(212) 885-5555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 817305 10 5	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS The Joseph A. Pagano, Jr. 2007 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,651,972
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,651,972
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,651,972
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% (based on 16,821,787 Shares of Common Stock issued and outstanding as of April 12, 2010 as provided by the Company)
14	TYPE OF REPORTING PERSON* OO
Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.0001 per share (“Common Stock”) issued by Sentisearch, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 1217 South Flagler Drive, 3rd Floor, West Palm Beach, FL 33401.

Item 2.	Identity and Background.

This statement is filed by The Joseph A. Pagano, Jr. 2007 Trust, a stockholder of more than five percent (5%) of the Company’s outstanding Common Stock (the “Reporting Person”).  The address of the Reporting Person is 1217 South Flagler Drive, 3rd Floor, West Palm Beach, FL 33401. The trust is a New York trust.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or other Consideration.

The Reporting Person received 600,000 shares of the Common Stock on November 27, 2007 from Joseph K. Pagano.

On June 24, 2008, the Reporting Person participated in a financing by the Company in which it  purchased 528,157 shares of Common Stock at $0.19 per share for a total purchase price of approximately $100,350.  The Reporting  Person paid the purchase price for such shares in a combination of cash and cancellation of indebtedness.

The Reporting Person received a gift of 523,815 shares of Common Stock on April 9, 2010.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of shares of Common Stock by the Reporting Persons is for investment. Depending upon market conditions and other factors that the Reporting Person may deem material to its investment decision, the Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. Except as set forth in Item 4, the Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time review or reconsider its position with respect to the Company or to formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of this Schedule 13D, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer.

(a) - (b)

Beneficial ownership is calculated based upon 16,821,787 shares of the Company’s Common Stock outstanding on April 12, 2010 as provided by the Company.

As of the date of this filing, the Reporting Person beneficially owned 1,651,972 shares of the Company’s Common Stock, representing 9.8% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of the Company’s Common Stock.

(c)           Please see response to Item 3 above for a list of transactions relating to the Common Stock involving the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as set forth above, there are no contracts, arrangements, understandings or relationships with the Reporting Persons or any other person with respect to the securities of the Company, including but not limited to transfer or voting of any other securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Materials to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 15, 2010

/s/ Samuel A. Rozzi
The Joseph A. Pagano, Jr. 2007 Trust,
Samuel A. Rozzi, Trustee